Exhibit 99.1

JinkoSolar Announces First Quarter 2019 Financial Results

SHANGHAI, China, June 28, 2019 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total solar module shipments were 3,037 megawatts ("MW"), a decrease of 16.1% from 3,618 (including intragroup solar module shipments) MW in the fourth quarter of 2018 and an increase of 50.7% from 2,015 MW in the first quarter of 2018.
•	Total revenues were RMB 5.82 billion (US$867.5 million), a decrease of 24.6% from the fourth quarter of 2018 and an increase of 27.5% from the first quarter of 2018.
•	Gross margin was 16.6%, compared with 14.7% in the fourth quarter of 2018, and 14.4% in the first quarter of 2018.
•	Income from operations was RMB235.7 million (US$35.1 million), compared with RMB237.4 million in the fourth quarter of 2018 and RMB125.0 million in the first quarter of 2018.
•	Net income attributable to the Company’s ordinary shareholders was RMB40.2 million (US$6.0 million) in the first quarter of 2019, compared with RMB114.8 million in the fourth quarter of 2018 and RMB3.6 million in the first quarter of 2018.
•	Diluted earnings per American depositary share ("ADS") were RMB1.016 (US$0.152) in the first quarter of 2019.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2019 was RMB33.3 million (US$5.0 million), compared with RMB111.8 million in the fourth quarter of 2018 and RMB11.0 million in the first quarter of 2018.
•	Non-GAAP basic and diluted earnings per ADS were RMB0.848 (US$0.128) and RMB0.840 (US$0.124) in the first quarter of 2019, compared with RMB2.852 and RMB2.852 in the fourth quarter of 2018 and RMB0.300 and RMB0.296 in the first quarter of 2018, respectively.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “We started the year strongly as we continue diversifying our global distribution network and expanding our market share in key overseas markets. Module shipments during the first quarter were 3,037 megawatts, an increase of 50.7% year-over-year and a decrease of 16.1% sequentially. Our gross margin was 16.6%, up from 14.7% sequentially and 14.4% year-over-year as we increasingly benefit from a higher proportion of sales being generated by our self-produced high efficiency mono products and further reductions in production cost.”

“We continue to see strong demand from overseas markets and have secured the vast majority of our order book for the rest of the year. The global solar market continues to generate rapid and sustainable growth momentum as grid parity approaches, in particular for our high-efficiency mono products which are continuously in short supply. Our global distribution network allowed us to quickly meet growing demand for our high-efficiency mono products over the past few quarters as the market transitioned. We are accelerating the expansion of our high-efficiency mono production capacity and estimate they will account for over 60% of our total shipments for the year.”

“On the domestic front, policies recently laid out by China’s National Energy Administration are expected to create a strong demand during the second half of the year. China is expected to install 40 GW this year. European markets continue to perform very well following the cancellation of the minimum import price policy, resulting in a surge in demand from price-sensitive projects. We expect European installations to hit 17 GW this year. In the U.S., recent policy changes exempting bifacial solar modules from Section 201 tariffs are expected to further accelerate medium and long-term demand and significantly increase the application of bifacial modules. The U.S. is expected to install 12 GW to 15 GW this year.”

“We successfully raised US$160 million last month in a follow-on offering of ADSs and concurrent private placement of convertible senior notes, which is being deployed to expand our mono wafer and PERC cell capacities. Our new 5 GW mono wafer production facility in Leshan, Sichuan Province began trial production this month and will ramp up to full capacity by the fourth quarter of this year. This new production facility will serve as a benchmark for the industry with its cutting-edge technology and industry-leading cost structure. The additional mono wafer capacity will allow us to significantly increase the proportion of self-produced high-efficiency products and improve overall profitability.”

“This year, we also launched the latest addition to our premium Cheetah products, the "Swan" bifacial module with a new DuPont Clear DuPont™ Tedlar®-based backsheet. This module uses lightweight materials, which alleviate a number of problems during the installation process and lower cost per kilowatt hour of electricity produced for our customers. We believe that demand for bifacial transparent backsheet products will grow rapidly as they become more mainstream going forward.”

“I am pleased with the progress we made during the quarter in reinforcing our competitive strengths and favorably positioning ourselves for the future. We will continue to expand our market share in China and overseas, ramp up production of high-efficiency mono products and leverage our strong brand recognition and reputation for quality to meet global demand.”

First Quarter 2019 Financial Results

Total Revenues

Total revenues in the first quarter of 2019 were RMB5.82 billion (US$867.5 million), a decrease of 24.6% from RMB7.72 billion in the fourth quarter of 2018 and an increase of 27.5% from RMB4.57 billion in the first quarter of 2018. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules in the first quarter of 2019. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules in the first quarter of 2019.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2019 was RMB964.3 million (US$143.7 million), compared with RMB1.13 billion in the fourth quarter of 2018 and RMB656.1 million in the first quarter of 2018. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules in the first quarter of 2019. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules in the first quarter of 2019, and (ii) a decrease of solar module cost in the first quarter of 2019. The year-over-year increase was partially offset by a decline in the average selling price of solar modules in the first quarter of 2019.

Gross margin was 16.6% in the first quarter of 2019, compared with 14.7% in the fourth quarter of 2018 and 14.4% in the first quarter of 2018. The sequential increase was attributable to a higher proportion of self-produced high-efficiency mono products and further reductions in production cost in the first quarter of 2019. The year-over-year increase was mainly attributable to a decrease in solar module cost in the first quarter of 2019, which was partially offset by a decline in the average selling price of solar modules in the first quarter of 2019.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2019 was RMB235.7 million (US$35.1 million), compared with RMB237.4 million in the fourth quarter of 2018 and RMB125.0 million in the first quarter of 2018. Operating margin in the first quarter of 2019 was 4.0%, compared with 3.1% in the fourth quarter of 2018 and 2.7% in the first quarter of 2018.

Total operating expenses in the first quarter of 2019 were RMB728.6 million (US$108.6 million), a decrease of 18.6% from RMB895.1 million in the fourth quarter of 2018 and an increase of 37.2% from RMB531.1 million in the first quarter of 2018. The sequential decease was mainly due to a decrease in shipping costs associated with a decrease in solar module shipments in the first quarter of 2019. The year-over-year increase was primarily due to an increase in shipping costs in the first quarter of 2019.

Total operating expenses accounted for 12.5% of total revenues in the first quarter of 2019, compared to 11.6% in the fourth quarter of 2018 and 11.6% in the first quarter of 2018. The sequential increase of operating expense as a percentage of total revenue was primarily due to the increase of shipping costs as a percentage of total revenue associated with a significant higher percentage of shipments to overseas markets in the first quarter of 2019.

Interest Expense, Net

Net interest expense in the first quarter of 2019 was RMB96.1 million (US$14.3 million), an increase of 29.8% from RMB74.0 million in the fourth quarter of 2018 and an increase of 12.5% from RMB85.4 million in the first quarter of 2018. The sequential increase was mainly due to (i) an increase in borrowings, and (ii) an increase in interest expense associated with discounted notes receivable. The year-over-year increase was mainly due to (i) an increase in borrowings and (ii) the cessation of interest capitalization on certain completed solar projects.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including Change in fair value of foreign exchange derivatives) of RMB62.9 million (US$9.4 million) in the first quarter of 2019, compared to a net exchange loss of RMB35.1 million in the fourth quarter of 2018 and a net exchange loss of RMB90.8 million in the first quarter of 2018. The Company bought foreign exchange forward contracts and foreign exchange options from several banks for the purpose of reducing exchange rate risk exposure. The sequential change was primarily due to the depreciation of the US dollar against the RMB in the first quarter of 2019.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a loss arising from change in fair value of interest rate swap of RMB30.2 million (US$4.5 million) in the first quarter of 2019, compared to a loss of RMB38.5 million in the fourth quarter of 2018. The loss arising from change in fair value of interest swap was primarily due to a continuous decrease in the long-term interest rates. The Company did not elect to use hedge accounting for any of its derivatives.

Equity in Loss of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB23.7 million (US$3.5 million) in the first quarter of 2019, compared with a loss of RMB25.1 million in the fourth quarter of 2018 and a loss of RMB5.2 million in the first quarter of 2018. The loss was primarily arising from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C due to a continuous decrease in the long-term interest rates. Hedge accounting was not applied for the derivative.

Income Tax Benefit, Net

The Company recorded an income tax benefit of RMB4.3 million (US$0.6 million) in the first quarter of 2019, compared with an income tax benefit of RMB43.5 million in the fourth quarter of 2018 and an income tax benefit of RMB3.3 million in the first quarter of 2018.

The Company recorded an out-of-period adjustment of RMB4.1 million (US$0.6 million) in the first quarter of 2019 resulting from income tax expense for one of its foreign entities, which should have been recorded in 2018. Neither the originating amount in 2018 nor the out-of-period adjustment amount recorded in 2019 was material to the Company’s consolidated financial statements for the respective periods.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB40.2 million (US$6.0 million) in the first quarter of 2019, compared with RMB114.8 million in the fourth quarter of 2018 and RMB3.6 million in the first quarter of 2018.

Basic and diluted earnings per ordinary share were RMB0.256 (US$0.038) and RMB0.254 (US$0.038), respectively, during the first quarter of 2019. This translates into basic and diluted earnings per ADS of RMB1.024 (US$0.152) and RMB1.016 (US$0.152), respectively. Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2019 was RMB33.3 million (US$5.0 million), compared with RMB111.8 million in the fourth quarter of 2018 and RMB11.0 million in the first quarter of 2018.

Non-GAAP basic and diluted earnings per ordinary share were of RMB0.212 (US$0.032) and RMB0.210 (US$0.031), respectively, during the first quarter of 2019. This translates into non-GAAP basic and diluted earnings per ADS of RMB0.848 (US$0.128) and RMB0.840 (US$0.124), respectively.

Financial Position

As of March 31, 2019, the Company had RMB4.36 billion (US$649.8 million) in cash and cash equivalents and restricted cash, compared with RMB3.48 billion as of December 31, 2018.

As of March 31, 2019, the Company’s accounts receivables due from third parties were RMB5.20 billion (US$774.2 million), compared with RMB5.44 billion as of December 31, 2018.

As of March 31, 2019, the Company’s inventories were RMB6.48 billion (US$965.6 million), compared with RMB5.74 billion as of December 31, 2018.

As of March 31, 2019, the Company's total interest-bearing debts were RMB12.04 billion (US$1.79 billion), compared with RMB9.71 billion as of December 31, 2018. The increase of interest-bearing debts was mainly due to (i) an increasing in short-term borrowings for working capital purpose and (ii) an increase in long-term borrowings for capital expenditure.

First Quarter 2019 Operational Highlights

Solar Module Shipments

Total solar module shipments in the first quarter of 2019 were 3,037 MW.

Solar Products Production Capacity

As of March 31, 2019, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 10.5 GW (including 6.5 GW of mono wafers), 7.0 GW (including 5.4 GW of PERC cells) and 11.0 GW, respectively.

JinkoSolar expects its annual silicon wafer, solar cell and solar module production capacity to reach 15.0 GW (including 11.5 GW of mono wafers), 10.0 GW (including 9.2 GW of PERC cells) and 16.0 GW, respectively, by the end of 2019.

Recent Business Developments

•	In January 2019, JinkoSolar renewed its partnership with GRID Alternatives, a national leader in making solar technology and job training accessible to low-income communities.
•	In January 2019, JinkoSolar was awarded the "Top Brand PV Europe Seal 2019" award by EuPD Research for the first time in its corporate history.
•	In January 2019, JinkoSolar products underwent LeTID testing by Wind Power Systems Quality Test Center, IEE, and CAS.
•	In February 2019, JinkoSolar held the opening ceremony for its new state-of-the-art solar panel manufacturing facility at 4660 POW-MIA Memorial Parkway, Jacksonville, Florida.
•	In February 2019, JinkoSolar promoted Mr. Gener Miao, the Company's then Vice President for Global Sales and Marketing, to Chief Marketing Officer.
•	In March 2019, JinkoSolar promoted Mr. Zhiqun Xu to Chief Operating Officer.
•	In April 2019, JinkoSolar won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland.
•	In April 2019, JinkoSolar supplied 100MW of high efficient solar modules for the Srepok 1 and Quang Minh Solar Power Plant Complex, one of the Vietnam's largest solar power projects up to April 24, 2019.
•	In April 2019, JinkoSolar expanded its high efficiency mono wafer production capacity with the construction of a new greenfield 5 GW mono wafer production facility in Leshan, Sichuan Province, China.
•	In April 2019, JinkoSolar secured over 10.7 GW in orders for 2019.
•	In May 2019, JinkoSolar supplied 250,000 pieces of 345Watt - 1500V monocrystalline standard modules for one of the largest solar power plants in Colombia which was then inaugurated and is located in Cesar Department.
•	In May 2019, JinkoSolar officially launched the latest addition to the Company's range of premium Cheetah products, the "Swan" bifacial module with new DuPont Clear DuPont™ Tedlar®-based backsheet at Intersolar Europe 2019.
•	In May 2019, JinkoSolar won the Intersolar Award 2019 in the Photovoltaics category for its Swan bifacial module with transparent backsheet from DuPont.

•	In May 2019, JinkoSolar closed the follow-on equity offering of 4,671,875 ADSs, each representing four ordinary shares of the Company, par value US$0.00002 per share, at US$16.00 per ADS, and the concurrent private placement of US$85 million convertible senior notes due 2024.
•	In June 2019, JinkoSolar announced that the maximum conversion efficiency of its cheetah size cells and N-type cells reached 24.38% and 24.58%, respectively. Additionally, power generated by JinkoSolar’s 72 version high efficiency monocrystalline module (cell: 158.75*158.75) reached 469.3W. JinkoSolar has made significant breakthroughs in the field of high efficiency and high power of cells and modules, setting a new industry standard for peak performance.
•	In June 2019, JinkoSolar ranked as a Top Performer for the 5thconsecutive year in the 2019 PV Module Reliability Scorecard, published by PVEL in partnership with DNV GL.
•	In June 2019, JinkoSolar launched seven hero products at 2019 SNEC Shanghai, including Cheetah high efficiency series and Swan bifacial series, leading the industry into a new era featuring high-efficiency Mono for grid parity.
•	In June 2019, JinkoSolar supplied Trung Nam Group with 258MW of monocrystalline PERC double glass modules which were installed at one of the largest solar-wind hybrid projects in Vietnam.
•	In June 2019, JinkoSolar supplied Power Construction Corporation of China with 351MW of solar modules which were installed at the Hồng Phong solar PV plant in Vietnam, one of the largest PV projects in the Asia Pacific region.

Operations and Business Outlook

Second Quarter and Full Year 2019 Guidance

For the second quarter of 2019, the Company estimates total solar module shipments to be in the range of 3.2 GW to 3.3 GW.

For the full year 2019, the Company estimates total solar module shipments to be in the range of 14.0 GW to 15.0GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, June 28, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	33159306#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, July 5, 2019. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319318918#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 10.5 GW for silicon wafers, 7.0 GW for solar cells, and 11.0 GW for solar modules, as of March 31, 2019.

JinkoSolar has over 13,500 employees across its 7 productions facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude the expenses relating to interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude interest expenses of convertible senior notes and exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Impact of the Recently Adopted Major Accounting Pronouncement

The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2019, the Company recognized right of use assets as well as lease liabilities of RMB269 million for operating leases. For financing leases existed before the adoption date, the Company reclassified leased assets from property, plant and equipment to right of use assets with the amount of RMB748 million, and related financing lease obligations with the amount of RMB338 million recorded in long-term payables and RMB 287 million recorded in other payables and accruals were reclassified to leased liabilities. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2019, which was RMB6.7112 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2018	December 31, 2018	March 31, 2019
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	3,671,345	7,695,214	5,677,227	845,933

Revenues from related parties	895,491	25,118	144,821	21,580

Total revenues	4,566,836	7,720,332	5,822,048	867,513

Cost of revenues	(3,910,775)	(6,587,907)	(4,857,711)	(723,822)

Gross profit	656,061	1,132,425	964,337	143,691

Operating expenses:
Selling and marketing	(313,897)	(551,658)	(459,314)	(68,440)
General and administrative	(130,831)	(249,221)	(191,902)	(28,594)
Research and development	(86,382)	(94,183)	(77,378)	(11,530)
Total operating expenses	(531,110)	(895,062)	(728,594)	(108,564)

Income from operations	124,951	237,363	235,743	35,127
Interest expenses, net	(85,411)	(74,047)	(96,110)	(14,321)
Subsidy income	36,581	8,234	4,741	707
Exchange loss	(91,413)	(36,006)	(80,980)	(12,066)
Change in fair value of interest rate swap	21,104	(38,467)	(30,199)	(4,500)
Change in fair value of foreign exchange derivatives	585	950	18,114	2,699
Other income/(expense), net	8,678	(2,287)	7,398	1,102
Loss from disposal of subsidiaries	(9,425)	-	-	-
Income before income taxes	5,650	95,740	58,707	8,748
Income tax benefit	3,293	43,451	4,250	633
Equity in loss of affiliated companies	(5,240)	(25,090)	(23,709)	(3,533)
Net income	3,703	114,101	39,248	5,848
Less: Net (loss)/income attributable to non-controlling interests	107	(712)	(939)	(140)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	3,596	114,813	40,187	5,988

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.025	0.732	0.256	0.038
Diluted	0.024	0.732	0.254	0.038

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.100	2.928	1.024	0.152
Diluted	0.096	2.928	1.016	0.152

Weighted average ordinary shares outstanding:
Basic	145,540,445	156,855,085	156,888,381	156,888,381
Diluted	147,793,780	156,859,208	158,017,104	158,017,104

Weighted average ADS outstanding:
Basic	36,385,111	39,213,771	39,222,095	39,222,095
Diluted	36,948,445	39,214,802	39,504,276	39,504,276

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	3,703	114,101	39,248	5,848
Other comprehensive income:
-Foreign currency translation adjustments	(33,351)	3,670	(17,459)	(2,601)
Comprehensive income	(29,648)	117,771	21,789	3,247
Less: Comprehensive (loss)/income attributable to non-controlling interests	107	(712)	(939)	(140)
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(29,755)	118,483	22,728	3,387

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	3,596	114,813	40,187	5,988

4% of interest expense of convertible senior notes	1	1	-	-

Exchange gain on convertible senior notes and capped call options	(2)	-	-	-

Stock-based compensation (benefit)/expense	7,376	(3,023)	(6,924)	(1,032)

Non-GAAP net income attributable to ordinary shareholders	10,971	111,791	33,263	4,956

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.075	0.713	0.212	0.032
Diluted	0.074	0.713	0.210	0.031

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	0.300	2.852	0.848	0.128
Diluted	0.296	2.852	0.840	0.124

Non-GAAP weighted average ordinary shares outstanding
Basic	145,540,445	156,855,085	156,888,381	156,888,381
Diluted	147,793,780	156,859,208	158,017,104	158,017,104

Non-GAAP weighted average ADS outstanding
Basic	36,385,111	39,213,771	39,222,095	39,222,095
Diluted	36,948,445	39,214,802	39,504,276	39,504,276

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2018	Mar 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,104,917	3,259,573	485,692
Restricted cash	377,111	1,101,581	164,141
Restricted short-term investments	4,058,419	5,134,906	765,125
Accounts receivable, net - related parties	675,768	655,208	97,629
Accounts receivable, net - third parties	5,436,371	5,195,710	774,185
Notes receivable, net - third parties	1,010,469	892,087	132,925
Advances to suppliers, net - third parties	665,221	1,177,212	175,410
Inventories, net	5,743,328	6,480,031	965,555
Forward contract receivables	1,192	14,759	2,199
Other receivables - related parties	67,730	58,448	8,709
Derviatvie assets	847	861	128
Prepayments and other current assets	1,712,889	2,206,097	328,718
Total current assets	22,854,262	26,176,473	3,900,416

Non-current assets:
Restricted cash	921,300	899,202	133,985
Project Assets	1,770,621	1,895,122	282,382
Long-term investments	25,531	21,779	3,245
Property, plant and equipment, net	8,275,900	7,504,897	1,118,265
Land use rights, net	574,945	572,054	85,239
Intangible assets, net	35,361	36,690	5,467
Financing lease right-of-use assets, net*	-	721,563	107,516
Operating lease right-of-use assets, net*	-	261,416	38,952
Deferred tax assets	338,069	331,508	49,396
Other assets - related parties	144,984	111,600	16,629
Other assets - third parties	912,210	1,157,980	172,544
Total non-current assets	12,998,921	13,513,811	2,013,620

Total assets	35,853,183	39,690,284	5,914,036

LIABILITIES
Current liabilities:
Accounts payable - related parties	698	-	-
Accounts payable - third parties	5,327,094	5,727,409	853,411
Notes payable - related parties	35,000	38,300	5,707
Notes payable - third parties	6,036,577	6,562,990	977,916
Accrued payroll and welfare expenses	810,921	736,710	109,773
Advances from related parties	910	910	136
Advances from third parties	2,395,229	3,059,976	455,951
Income tax payable	70,240	61,223	9,123
Other payables and accruals	2,281,025	2,192,538	326,696
Other payables due to related parties	20,819	22,057	3,287
Forward contract payables	9,464	2,854	425
Convertible senior notes - current	69	-	-
Financing lease liabilities - current*	-	280,004	41,722
Operating lease liabilities - current*	-	27,679	4,124
Derivative liability - current	12,786	42,978	6,404
Bond payable and accrued interests	10,318	315,846	47,063
Short-term borrowings from third parties, including current portion of long-term bank borrowings	7,103,399	8,706,748	1,297,346
Guarantee liabilities to related parties	26,639	27,079	4,035
Total current liabilities	24,141,188	27,805,301	4,143,119

Non-current liabilities:
Long-term borrowings	1,954,831	2,197,494	327,437
Long-term payables	338,412	-	-
Bond payables	299,475	-	-
Accrued warranty costs - non current	573,641	565,297	84,232
Financing lease liabilities*	-	275,072	40,987
Operating lease liabilities*	-	234,261	34,906
Deferred tax liability	25,893	25,893	3,858
Long-term liabilities of equtiy investment	-	20,463	3,049
Guarantee liabilities to related parties - non current	65,765	53,629	7,991
Total non-current liabilities	3,258,017	3,372,109	502,460

Total liabilities	27,399,205	31,177,410	4,645,579

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 156,864,737 and 157,364,737 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	22	22	3
Additional paid-in capital	4,010,740	4,014,847	598,231
Statutory reserves	570,176	570,176	84,959
Accumulated other comprehensive income	70,301	52,842	7,873
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and March 31, 2019	(13,876)	(13,876)	(2,068)
Accumulated retained earnings	3,202,528	3,242,715	483,180

Total JinkoSolar Holding Co., Ltd. shareholders' equity	7,839,891	7,866,726	1,172,178

Non-controlling interests	614,087	646,148	96,279

Total liabilities and shareholders' equity	35,853,183	39,690,284	5,914,036

Note: *The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2019, the Company recognized right of use assets as well as lease liabilities of RMB269 million for operating leases. For financing leases existed before the adoption date, the Company reclassified leased assets from property, plant and equipment to right of use assets with the amount of RMB748 million, and related financing lease obligations with the amount of RMB338 million recorded in long-term payables and RMB 287 million recorded in other payables and accruals were reclassified to leased liabilities. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.